Exhibit 4.(c).3

28th September 2006

Private & Confidential
Mr Ashley Almanza
c/o BG Group plc
100 Thames Valley Park Drive
Reading
RG6 1PT

Your contract of employment contains the following provision:

“Each party has the right to terminate your employment at or after your 60th birthday by not less than 3 months’ notice in writing”.

The notice period which applies prior to 60 is 12 months.

A provision which determines the length of the notice period according to a particular age will be rendered unlawful by the Age Regulations 2006 and needs to be changed. The Remuneration Committee therefore proposes that the above provision will be amended as follows:

7.3	We agree that your retirement date will be your sixtieth birthday.

Would you please confirm your agreement to this change by signing and dating the enclosed duplicate of this letter and returning it to Peter Duffy. The amendment will be effective from 1st October 2006.

I accept the above changes to my contract of employment as set out in this letter.

Signed:	/s/ Ashley Almanza
Dated:	09.03.2007